UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     August 12,
2019
Gary L. Crocker
President
Merrimack Pharmaceuticals, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

        Re:     Merrimack Pharmaceuticals, Inc.
                PREC14A preliminary proxy statement filing made on Schedule 14A Filed on August 5, 2019 by Merrimack Pharmaceuticals, Inc.
                File No. 001-35409

Dear Mr. Crocker,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The first page of the proxy statement, as defined in Rule 14a-1(g) and distinguished from the Notice or any letter to shareholders must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A.
2. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the approximate date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears in the Notice, which document is outside the scope of the cited definition of proxy statement.

3. Notwithstanding the disclosure that appears on page 1 regarding the availability of the registrant's Annual Report, please advise us, with a view toward revised disclosure, how
   Merrimack intends to comply with Rule 14a-3(b)(1).

Important Information about Voting, page 2

4. Please advise us of the legal basis upon which the registrant has relied to conclude that
 Gary L. Crocker
Merrimack Pharmaceuticals, Inc.
August 12, 2019
Page 2

    persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners on "non-
    discretionary items" as described in Merrimack's proxy statement. Alternatively, please revise to remove the implication that banks and other holders of record might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

5. Please refer to the following statement on page 3: "Under applicable stock exchange rules, if you do not give instructions to your brokerage firm subject to these rules, it will still be able to vote your shares with respect to certain `discretionary' items, but will not be allowed to vote your shares with respect to certain `non-discretionary' items." Please advise us, with a view towards revised disclosure, of the basis upon which the registrant has relied to conclude that broker non-votes may exist in the instant solicitation with respect to any of the proposals.

Background of the Contested Solicitation, page 7

6. Please confirm that the chronological history will be revised to reflect the August 6, 2019 filing of proxy statement that may be used to conduct a solicitation in opposition.

Potential Payments Upon Termination or Change in Control, page 24

7. Given that the solicitation in opposition, if commenced, could result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant's governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant.

Proposal 1   Election of Directors, page 32

8. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Form of Proxy

9. Please revise the disclosure in the "NOTE" regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any "such other business."
 Gary L. Crocker
Merrimack Pharmaceuticals, Inc.
August 12, 2019
Page 3

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions
cc:    Lillian Brown, Esq.
Hal Leibowitz, Esq.
Brian Johnson, Esq.